Spidi & Fisch, PC ATTORNEYS AT LAW
1227 25th Street, N.W. Suite 200 West Washington, D.C. 20037 (202) 434-4660 Facsimile: (202) 434-4661
John J. Spidi JSpidi@SpidiAndFisch.com		writer's direct dial number (202) 434-4670

VIA EMAIL AND EDGAR

October 16, 2013

Kathryn McHale, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

RE:	Sun Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 18, 2013
File No. 000-20957

Dear Ms. McHale:

This response letter (this “Letter’) is being submitted in response to your comment letter, dated October 2, 2013, regarding the Annual Report on Form 10-K of Sun Bancorp, Inc. (the “Company”).  For ease of reference, we have keyed our response to the caption used in your comment letter.

Form 10-K for the Year Ended December 31, 2012

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive, page 21

2.
We note your response to prior comment 2 in our letter dated August 13, 2013.  Please provide draft disclosure to be included in future filings identifying the specific performance goals used to determine the compensation for the Named

SPIDI & FISCH, PC

Kathryn McHale, Esq.
October 16, 2013

Executive Officers under the Annual Cash Incentive Plan, even if no compensation is granted.

Response:

            In response to the Staff’s comment, please be advised that the Company will include in Part III of its annual report on Form 10-K for the fiscal year ended December 31, 2013 (“Part III”) or the proxy statement related to its 2014 annual meeting of shareholders (the “2014 Proxy”) (to the extent Part III is incorporated by reference from the 2014 Proxy) additional disclosure clarifying the Company’s Annual Cash Incentive Plan, as discussed by telephone with the Staff on October 11, 2013.

For the fiscal year ended December 31, 2012, the Compensation Committee evaluated the Company’s performance and the administration of the Annual Cash Incentive Plan, and the Compensation Committee determined, at its discretion, to forgo making any discretionary bonus  awards to the Named Executive Officers and to other members of Executive Management, primarily because the Company was not profitable in fiscal 2012.  Because no discretionary bonus awards were made under the Annual Cash Incentive Plan to the Named Executive Officers in fiscal 2012 as a result of the Company’s lack of profitability, the Company continues to believe that more specific disclosure of its performance metrics is not material to an investor’s understanding of compensation awarded to, earned by, or actually paid to the Named Executive Officers.

However, in accordance with the Staff’s request, the blacklined disclosure below is a revised discussion of the Annual Cash Incentive Plan using fiscal 2012 compensation data, which clarifies the disclosures that the Company intends to make related to the discretionary nature of the Annual Cash Incentive Plan in future filings.  This discussion will be included in the Compensation Discussion and Analysis section of all applicable future filings using the parameters applicable to the particular fiscal year.

Annual Cash Incentive

The Company uses annual discretionary cash incentives to focus management’s attention on current strategic priorities and to drive achievement of short-term corporate objectives.  This program, referred to as the Annual Cash Incentive Plan, ~~provides~~ may provide annual cash incentive compensation for the Named Executive Officers and other Company employees at the discretion of the Compensation Committee.   For the 2012 fiscal year, Awards to the Named Executive Officers under the Annual Cash Incentive Plan were  made at the discretion of the Compensation Committee regardless of whether the Company’s performance goals were met.

SPIDI & FISCH, PC

Kathryn McHale, Esq.
October 16, 2013

For the 2012 fiscal year, the Compensation Committee established performance goals for the Named Executive Officers under the Annual Cash Incentive Plan.  The performance goals for 2012 included weighted quantitative and qualitative goals;  40% weighted on core earnings, 20% for achieving and maintaining regulatory safety and soundness, 20% based upon stabilizing asset quality, and 20% for achievement of the Bank’s strategic loan production objectives.   A projected bonus pool is established annually based on these factors.  Awards actually paid from  the bonus pool are not formulaic and are determined and paid within the discretion of the Compensation Committee.  The President and CEO makes recommendations to the Compensation Committee regarding such awards to the Named Executive Officers and other members of Executive Management based on performance.  Although a potential aggregate bonus pool was projected for making awards under the Annual Cash Incentive Plan in fiscal 2012, the Compensation Committee determined to forgo making any such awards to the Named Executive Officers or other members of Executive Management from the potential bonus pool primarily because the Company was not profitable in fiscal 2012.

The Annual Cash Incentive Plan program for Mr. Geisel, President and CEO, was detailed in Mr. Geisel’s employment agreement dated July 16, 2009 (the “Geisel Employment Agreement”).  Such program provides for a payment of a cash bonus calculated as a percentage of his base salary and is dependent upon the Company’s attainment of annually agreed upon financial targets.  For example, upon attainment of 100% of the Company’s agreed upon financial targets, his bonus would be 70% of base salary; attainment of 110% of the approved financial targets will result in a bonus of 100% of base salary; attainment of 105% of the approved financial targets will result in a bonus of 80% of base salary; attainment of 95% of the approved financial targets will result in a bonus of 65% of salary; attainment of 90% of the approved financial targets will result in a bonus of 60% of salary.  Attainment of Company performance below 90% of the approved financial targets may result in a bonus payment determined within the discretion of the Compensation Committee; attainment of Company performance above 110% of the approved financial targets may result in an additional bonus payment (in addition to a bonus of 100% of base salary) determined within the discretion of the Compensation Committee.  As with the other Named Executive Officers and Executive Management, the Compensation Committee also considered additional ~~non-financial~~ metrics, including core earnings, consistency of maintaining regulatory compliance, stabilizing/managing troubled loan portfolio, raising capital as appropriate, and maintaining required regulatory capital levels and the overall organizational improvement year over year when determining Mr. Geisel’s discretionary cash payment.  Such bonus will be paid on or before March 15 following the completion of the Company’s fiscal year and its annual audit.  Notwithstanding the language in the contract, Mr. Geisel’s incentive compensation has been awarded based on both qualitative and quantitative measures as assessed by the Compensation Committee in a performance review.

SPIDI & FISCH, PC

Kathryn McHale, Esq.
October 16, 2013

The Committee, in evaluating the Bank’s performance against primary performance objectives, did not approve discretionary cash awards to named officers and other members of Executive Management for the 2012 performance year.  For the 2012 fiscal year, the Compensation Committee determined to forgo making any discretionary awards to the Named Executive Officers or other members of Executive Management under the Annual Cash Incentive Plan  primarily because the Company was not profitable in fiscal 2012.

***

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please direct such inquiries to the undersigned, Richard Fisch or Scott Lieberman of this office.  Thank you for your prompt attention to this matter.

Sincerely,

/s/ John J. Spidi

John J. Spidi

cc:	Thomas X. Geisel, President and Chief Executive Officer
Thomas R. Brugger, Executive Vice President and Chief Financial Officer
Neil Kalani, SVP, Controller & Chief Accounting Officer